--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM T-3

                   APPLICATION FOR QUALIFICATION OF INDENTURE
                      UNDER THE TRUST INDENTURE ACT OF 1939

                               AEI RESOURCES, INC.
                               (NAME OF APPLICANT)

                               2000 Ashland Drive
                             Ashland, Kentucky 41101
                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

                        SECURITIES TO BE ISSUED UNDER THE
                            INDENTURE TO BE QUALIFIED

TITLE OF CLASS                                                      AMOUNT

11 3/4% SENIOR SECURED NOTES DUE 2009                             $450,000,000
                                                      AGGREGATE PRINCIPAL AMOUNT

                  APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
  AS SOON AS PRACTICABLE AFTER THE DATE OF THIS APPLICATION FOR QUALIFICATION.

                                 Don Brown, CEO
                               AEI Resources, Inc.
                               2000 Ashland Drive
                             Ashland, Kentucky 41101
                                 (606) 920-7802
   (ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                               AGENT FOR SERVICE)
                                  ------------

                                 With copies to:
                                Paul E. Sullivan
                                Jeffrey L. Hallos
                              Frost Brown Todd LLC
                         2700 Lexington Financial Center
                         Lexington, Kentucky 40507-1749
                                 (859) 231-0000
                                  ------------

                                 WITH A COPY TO:
                            Robert J. Rosenberg, Esq.
                                Latham & Watkins
                                885 Third Avenue
                            New York, New York 10022

--------------------------------------------------------------------------------

                                     GENERAL

1.       GENERAL INFORMATION

         (a)      The applicant is a corporation.

         (b) The applicant was organized under the laws of the State of Delaware.

2.       SECURITIES ACT EXEMPTION APPLICABLE

                  Up to $450,000,000 in aggregate principal amount of 11 3/4% Senior Secured Notes due 2009 (the "New Debt Securities") to be issued by AEI Resources, Inc. (the "Company") under the Indenture to be qualified hereby will be offered on a pro rata basis to holders of Claims under the Second Amended and Restated Credit Agreement dated as of June 15, 2000, as amended, among the Company, as borrower, AEI Resources Holding, Inc. ("AEI") and certain subsidiaries of AEI, as guarantors, the Administrative Agent named therein and the lenders signatories thereto (the "Credit Agreement") (such Claims being referred to herein as the "Old Bank Debt"), pursuant to the terms of the plan of reorganization (the "Plan"), for a portion of the outstanding Old Bank Debt in partial satisfaction of such Claims. The terms of the Plan are contained in the Solicitation and Disclosure Statement dated January 28, 2002 (the "Solicitation Statement") attached hereto as Exhibit T3E(1).

                  The issuance of the New Debt Securities is exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to the exemption provided by chapter 11 of title 11 of the United States Code (the "Bankruptcy Code"), Section 1145 (a)(1). To the extent that the solicitation of acceptances of the Plan constitutes an offer of new securities not exempt from registration under Section 1145 (a)(1), the Company is also relying upon the exemption from Securities Act registration provided by
Section 3(a)(9) of the Securities Act and Section 4(2) of the Securities Act and, to the extent applicable, Regulation D promulgated thereunder. The New Debt Securities are proposed to be offered for exchange by the Company with its existing holders of Old Bank Debt exclusively and solely for outstanding Old Bank Debt of the Company. No sales of securities of the same class as the New Debt Securities have been or are to be made by the Company by or through an underwriter at or about the same time as the solicitation of acceptances of the Plan or the consummation of the Plan. The Company has engaged Houlihan Lokey Howard & Zukin Capital (the "Advisor") to act as financial advisor with respect to the terms of the Plan. The Advisor's compensation is not contingent upon the successful consummation of the Plan, and the Advisor will not solicit tenders of Old Bank Debt on behalf of the Company. No other consideration has been, or is to be given, directly or indirectly, to any person in connection with the transaction, except for customary payments to be made in respect of preparation, printing, and mailing of the Solicitation Statement and related documents and the engagement of The Altman Group, Inc. as information agent for the Company. No holder of the outstanding Old Bank Debt has made or will be requested to make any cash payment to the Company in connection with the Plan.



                                  AFFILIATIONS

3.       AFFILIATES

                  The New Debt Securities are to be issued in connection with the Plan. Upon consummation of the Plan, all of the subsidiaries shall continue to exist, including those subsidiaries partially held by the Company

                  The structure of the Company is represented as follows:

   [GRAPHICS REPRESENTING ORGANIZATIONAL CHARTS OF THE COMPANY AND AFFILIATES WHICH OUTLINES, IN CHART FORM, THE INFORMATION SET FORTH IN THE TABLE BELOW]

                  The following table sets forth the subsidiaries of the Company as of the date of this Application, and their respective affiliations. The Company owns, directly or indirectly, 100% of the capital stock or membership, as the case may be, of each of its subsidiaries, except where otherwise indicated.

                               AFFILIATE COMPANIES

--------------------------------------------------------------------------------
NAME                                         STOCKHOLDER
--------------------------------------------------------------------------------
17 West Mining, Inc.                         Coal Ventures Holding Company, Inc.
--------------------------------------------------------------------------------
Aceco, Inc.                                  Leslie Resources Management, Inc.
--------------------------------------------------------------------------------
Addington Mining, Inc.                       AEI Holding Company, Inc.
--------------------------------------------------------------------------------
AEI Coal Marketing & Development, LLC        AEI
--------------------------------------------------------------------------------
AEI Coal Sales Company, Inc.                 The Company
--------------------------------------------------------------------------------
AEI Holding Company, Inc.                    The Company
--------------------------------------------------------------------------------
AEI Resources Holding, Inc.                  Addington Enterprises, Inc.
                                              - 26,402 shares
                                             Larry Addington - 61, 943 shares
                                             Robert Addington - 3,100 shares
--------------------------------------------------------------------------------
AEI Resources, Inc.                          AEI
--------------------------------------------------------------------------------
Americoal Development Company                Zeigler Coal Holding Company
--------------------------------------------------------------------------------
Appalachian Realty Company                   Coal Ventures Holding Company, Inc.
--------------------------------------------------------------------------------
Ayrshire Land Company                        Coal Ventures Holding Company, Inc.
--------------------------------------------------------------------------------
Bassco Valley, LLC                           Hayman Holdings, Inc.
--------------------------------------------------------------------------------
Beech Coal Company                           West Virginia-Indiana Coal Holding
                                             Company, Inc.
--------------------------------------------------------------------------------
Bentley Coal Company                         General Partners are Grassy Cove
                                             Coal Mining Company and Roaring
                                             Creek Coal Company
--------------------------------------------------------------------------------
Bluegrass Coal Development Company           Zeigler Coal Holding Company
--------------------------------------------------------------------------------
Bowie Resources Limited                      AEI Holding Company, Inc.
--------------------------------------------------------------------------------
Cannelton, Inc.                              West Virginia-Indiana Coal Holding
                                             Company, Inc.
--------------------------------------------------------------------------------
Cannelton Industries, Inc.                   Cannelton Inc.
--------------------------------------------------------------------------------
Cannelton Land Company                       Cannelton Inc.
--------------------------------------------------------------------------------
Cannelton Sales Company                      Cannelton Inc.
--------------------------------------------------------------------------------
CC Coal Company                              Coal Ventures Holding Company, Inc.
--------------------------------------------------------------------------------
Coal Ventures Holding Company, Inc.          The Company
--------------------------------------------------------------------------------
Dunn Coal & Dock Company                     Cannelton Industries, Inc.
--------------------------------------------------------------------------------
East Kentucky Energy Corporation             Bluegrass Coal Development Company
--------------------------------------------------------------------------------
Employee Benefits Management, Inc.           Fairview Land Company
--------------------------------------------------------------------------------
Employee Claims Administration, LLC          The Company owns all Class A units
                                             and other AEI companies own
                                             all of the Class B units.
--------------------------------------------------------------------------------
Enerz Corporation                            Zeigler Coal Holding Company
--------------------------------------------------------------------------------
Evergreen Mining Company                     Bluegrass Coal Development Company
--------------------------------------------------------------------------------
Fairview Land Company                        Zeigler Coal Holding Company
--------------------------------------------------------------------------------
Flanary Branch Coal Co., Inc.                Sunny Ridge Mining Company, Inc.
--------------------------------------------------------------------------------
Franklin Coal Sales Company                  Zeigler Coal Holding Company
--------------------------------------------------------------------------------
G.E.C., Inc.                                 Sunny Ridge Mining Company, Inc.
--------------------------------------------------------------------------------
Grassy Cove Coal Mining Company              Coal Ventures Holding Company, Inc.
--------------------------------------------------------------------------------
Hayman Holdings, Inc.                        West Virginia-Indiana Coal Holding
                                             Company, Inc.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Heritage Mining Company                      Bluegrass Coal Development Company
--------------------------------------------------------------------------------
Highland Coal, Inc.                          Leslie Resources Management, Inc.
--------------------------------------------------------------------------------
Ikerd-Bandy Co, Inc.                         AEI Holding Company, Inc.
--------------------------------------------------------------------------------
Kanawha Corporation                          West Virginia-Indiana Coal Holding
                                             Company, Inc.
--------------------------------------------------------------------------------
Kentucky Prince Mining Company               General Partners are Grassy Cove
                                             Coal Mining Company and Roaring
                                             Creek Coal Company
--------------------------------------------------------------------------------
Kermit Coal Company                          Bluegrass Coal Development Company
--------------------------------------------------------------------------------
Kindill Holding, Inc.                        West Virginia-Indiana Coal Holding
                                             Company, Inc.
--------------------------------------------------------------------------------
Kindill Mining, Inc.                         Kindill Holding, Inc.
--------------------------------------------------------------------------------
Leslie Resources, Inc.                       AEI Holding Company, Inc.
--------------------------------------------------------------------------------
Leslie Resources Management, Inc.            AEI Holding Company, Inc.
--------------------------------------------------------------------------------
McCoy Coal Company                           AEI Holding Company, Inc.
--------------------------------------------------------------------------------
Meadowlark, Inc.                             Coal Ventures Holding Company, Inc.
--------------------------------------------------------------------------------
Mega Minerals, Inc.                          Coal Ventures Holding Company, Inc.
--------------------------------------------------------------------------------
Mid-Vol Leasing, Inc.                        Coal Ventures Holding Company, Inc.
--------------------------------------------------------------------------------
Midwest Coal Company                         West Virginia-Indiana Coal Holding
                                             Company, Inc.
--------------------------------------------------------------------------------
Midwest Coal Sales Company                   Coal Ventures Holding Company, Inc.
--------------------------------------------------------------------------------
Mining Technologies, Inc.                    AEI Holding Company, Inc.
--------------------------------------------------------------------------------
Mountain-Clay, Incorporated                  Leslie Resources Management, Inc.
(d/b/a Mountain Clay, Inc.)
--------------------------------------------------------------------------------
Mountain Coals Corporation                   West Virginia-Indiana Coal Holding
                                             Company, Inc.
--------------------------------------------------------------------------------
Mountaineer Coal Development Company         Bluegrass Coal Development Company
--------------------------------------------------------------------------------
Old Ben Coal Company                         Zeigler Coal Holding Company
--------------------------------------------------------------------------------
Phoenix Land Company                         Zeigler Coal Holding Company
--------------------------------------------------------------------------------
Premium Processing, Inc.                     Coal Ventures Holding Company, Inc.
--------------------------------------------------------------------------------
Princess Beverly Coal Company                Princess Beverly Coal Holding
                                             Company, Inc.
--------------------------------------------------------------------------------
Princess Beverly Coal Holding Company, Inc.  West Virginia-Indiana Coal Holding
                                             Company, Inc.
--------------------------------------------------------------------------------
Pro-Land, Inc. (d/b/a/ Kem Coal Company)     Leslie Resources Management, Inc.
--------------------------------------------------------------------------------
Red Ridge Mining, Inc.                       Sunny Ridge Mining Company, Inc.
--------------------------------------------------------------------------------
River Coal Company, Inc.                     Pro-Land, Inc.
--------------------------------------------------------------------------------
Roaring Creek Coal Company                   Coal Ventures Holding Company, Inc.
--------------------------------------------------------------------------------
RP Terminal, LLC                             West Virginia-Indiana Coal Holding
                                             Company, Inc.
--------------------------------------------------------------------------------
Shipyard River Coal Terminal Company         Bluegrass Coal Development Company
--------------------------------------------------------------------------------
Skyline Coal Company                         General Partners are Grassy Cove
                                             Coal Mining Company and Roaring
                                             Creek Coal Company
--------------------------------------------------------------------------------
Straight Creek Coal Resources Company        Coal Ventures Holding Company, Inc.
--------------------------------------------------------------------------------
Sunny Ridge Enterprises, Inc.                Coal Ventures Holding Company, Inc.
--------------------------------------------------------------------------------
Sunny Ridge Mining Company, Inc.             Sunny Ridge Enterprises, Inc.
--------------------------------------------------------------------------------
Tennessee Mining, Inc.                       AEI Holding Company, Inc.
--------------------------------------------------------------------------------
Turris Coal Company                          Bluegrass Coal Development Company
--------------------------------------------------------------------------------
West Virginia-Indiana Coal                   The Company
Holding Company, Inc.
--------------------------------------------------------------------------------
Wyoming Coal Technology, Inc.                Bluegrass Coal Development Company
--------------------------------------------------------------------------------
Zeigler Coal Holding Company                 The Company
--------------------------------------------------------------------------------
Zeigler Environmental Services Company       Zeigler Coal Holding Company
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
AEI Zenergy, Inc.                            Zeigler Coal Holding Company
--------------------------------------------------------------------------------
Algers Winslow and Western Railway           Kindill Mining, Inc.
Company (1)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
G-S Lignite Partnership (2)                  Bluegrass Coal Development Company
--------------------------------------------------------------------------------

          (1) 49.9% owned by Kindill Mining, Inc.
          (2) 50% owned by Bluegrass Coal Development Company

                  AEI, the sole stockholder of the Company, may be deemed to control other entities, including various trusts, partnerships and corporations. Transactions involving the Company and any such persons which may be material are described in the Solicitation Statement filed as Exhibit T3E(1) hereto under the caption "Related Party Transactions."

                  Certain directors and executive officers of the Company may be deemed to be "affiliates" of the Company by virtue of their positions with the Company. See Item 4, "Directors and Executive Officers."

                             MANAGEMENT AND CONTROL

4.       DIRECTORS AND EXECUTIVE OFFICERS

                  The following table lists the names of all directors and executive officers of the Company and certain officers of the Company's subsidiaries and all offices with the Company held by such persons. The mailing address of each director and executive officer is deemed to be the address of the Company's executive office: 2000 Ashland Drive, Ashland, Kentucky 41101.

 NAME                OFFICE

 Don Brown           Chief Executive Officer, Chairman of the Board and Director
 Stephen Addington   President and Director
 Jim Campbell        Chief Operating Officer
 Michael Nemser      Chief Financial Officer
 Keith Sieber        Vice President--Western Operations
 Robert Addington    Vice President--Eastern Operations, Director
 Bernie Mason        Vice President--Technical Services and Business Development
 Marc Merritt        Senior Vice President - Sales and Marketing, President of
                     AEI Coal Sales, Inc.
 Vic Grubb           Treasurer
 John Lynch          Vice President--Supply/Maintenance, Secretary
 Frank Matras        President of West Virginia-Indiana Coal HoldingCompany
 C.K. Lane           Vice President of Administration
 Stonie Barker       Director
 Robert Anderson     Director



5.       PRINCIPAL OWNERS OF VOTING SECURITIES

                  The following table sets forth, as of January 25, 2002, information concerning beneficial ownership of the Company's common stock, par value $0.01 per share ("Common Stock"), by the sole person known by the Company to own beneficially more than 10% of its outstanding Common Stock. The stockholder has sole voting and investment power over such shares.

--------------------------------------------------------------------------------
          Col. A            Col. B           Col. C                Col. D

    Name and Complete      Title of                         Percentage of Voting
     Mailing Address      Class Owned     Amount Owned        Securities Owned
--------------------------------------------------------------------------------
     AEI Resources       Common Stock,   52,802 shares               100%
     Holding, Inc.     par value $0.01

                  The New Debt Securities are to be issued in connection with the Plan. Upon consummation of the Plan, each of the Company and AEI Holding Company, Inc. will convert into AEI Resources LLC and AEI Holding Company LLC, respectively. The parent company, AEI, will remain as a reorganized corporation, and its subsidiaries, including AEI Resources LLC and AEI Holding Company, Inc., will become reorganized subsidiaries of AEI and will remain wholly-owned direct or indirect subsidiaries of reorganized AEI.

                  Each of reorganized AEI and its reorganized subsidiaries (except for AEI Resources LLC and AEI Holding Company LLC) will continue to exist after the consummation of the Plan as a separate corporation or limited liability company, with all the powers of a corporation or limited liability company under the laws of its state of incorporation.

                  Present holdings and commitments of the Company will be exchanged on the following bases:

         (1) Each holder of claims under the Second Amended and Restated Credit Agreement dated as of June 15, 2000, as amended (the "Bank Credit Agreement") (such Claims being the "Secured Bank Claims"), among
         Resources,   as  borrower,   AEI  and  certain  AEI  Subsidiaries,   as
         Guarantors, the Administrative Agent named therein and the lenders signatory thereto will receive (A) such holder's pro rata portion (sharing with all other such holders) of (i) the floating rate senior secured term notes due 2008 of Resources LLC (the "New Senior Secured Term Notes"), evidencing a senior secured term loan in an aggregate principal amount equal to (a) $925 million, MINUS (b) the sum of (1) $450 million PLUS (2) the amount of Available Cash (meaning cash and cash equivalents available for withdrawal by the Company or the Reorganized Company minus cash necessary to satisfy bonding program requirements (net of the release of any cash collateral resulting from the new bonding program) minus professional and transaction fees and any extraordinary non-recurring expense related to the restructuring, including, but not limited to, the key employee retention plan, severance payments and other employee related expenses) as of the Effective Date; (ii) $450 million in aggregate principal amount of New Debt Securities; (iii) Cash in the amount equal to the sum of (y) the amount by which the Allowed Secured Bank Claims exceed $925 million MINUS the aggregate undrawn face amount as of the Effective Date of any letters of credit originally issued under the Bank Credit Agreement that are outstanding on the Petition Date and that as of the Effective Date have been cancelled PLUS (z) Available Cash as of the Effective Date (the sum of (y) and (z), the "Bank Claims Cash Distribution Amount"); and (B) the releases described in Section 11.7 of the Plan. In addition, any letters of credit originally issued pursuant to the Bank Credit Agreement which are outstanding as of the Effective Date shall be cancelled. The sum of (i) the aggregate principal amount of the New Senior Secured Term Notes, (ii) the aggregate principal amount of the New Debt Securities, (iii) the amount of the Bank Claims Cash Distribution Amount and (iv) the aggregate undrawn face amount of any letters of credit originally issued pursuant to the Bank Credit Agreement which are outstanding on the Petition Date and that as of the Effective Date have been cancelled shall be equal to the Allowed Secured Bank Claims including interest under the Bank Credit Agreement through the actual Petition Date. In addition, during any period from the Petition Date through the Effective Date in which the Banks are paid current postpetition interest (as adequate protection or otherwise) at the non-default rate under the Bank Credit Agreement (as opposed to the default rate set forth in section 3.02(b) of the Bank Credit Agreement), each Holder of an Allowed Secured Bank Claim shall be entitled to retain such amounts; PROVIDED, HOWEVER, each Holder of an Allowed Secured Bank Claim shall be entitled to interest on the Allowed Secured Bank Claim which shall accrue at the default rate (in accordance with section 3.02(b) of the Bank Credit Agreement) during any period from the Petition Date through the Effective Date in which the Banks are not paid current postpetition interest (as adequate protection or otherwise).

         (2)      Each holder of:
                  (i) the 10 1/2% Senior Notes due 2005 issued by AEI Holding Company, Inc., a wholly owned subsidiary of the Company, and the Company (the "Old Senior Notes"), and guaranteed by AEI and certain of its subsidiaries; OR

                  (ii) the 6.95% Industrial Revenue Refunding Bonds, Series 1997, due 2028 (the "Charleston County Bonds"), issued by Charleston County, South Carolina, the principal, premium, if any, and interest on which are payable pursuant to a loan agreement with Zeigler Coal Holding Company, a wholly-owned subsidiary of AEI and the Company ("Zeigler"), and guaranteed by AEI and certain of its subsidiaries; OR

                  (iii) the 6.90% Port Facility Refunding Revenue Bonds, Series 1997, due 2022 (the "Port Authority Bonds"), issued by the Peninsula Port Authority of Virginia, the principal, premium, if any, and interest on which are payable pursuant to a financing agreement with Zeigler and guaranteed by AEI and certain of its subsidiaries; OR

                  (iv) the 4.4% Perry County Adjustable Rate Industrial Development Revenue Bonds, Series 1983, due 2013 (the "Perry County Bonds" and, together with the Charleston County Bonds and the Port Authority Bonds, the "IRBs"), issued by Perry County, Kentucky, the principal, premium, if any, and interest on which are payable pursuant to a loan agreement with Mountain Coals Corporation, a wholly-owned subsidiary of AEI and the Company

        (the IRBs, together with the Old Senior Notes, being collectively referred to herein as the "Old Senior Debt"), will receive (a) such holder's pro rata portion (sharing with all other such holders) of 16,000,000 shares of $0.01 par value common stock of reorganized AEI (the "New Common Stock"), equivalent to 80% of the New Common Stock to be outstanding on the Effective Date and (b) the releases set forth in
        Section 11.7 of the Plan.

         3) Each holder of the 11 1/2% Senior Subordinated Notes Due 2006 issued by the Company (the "Subordinated Notes"), and guaranteed by AEI and certain of its subsidiaries (the Subordinated Notes, together with the Old Senior Debt, being referred to as the "Old Debt Securities") will receive (a) such holder's pro rata portion (sharing with all other such holders) of 4,000,000 shares of the New Common Stock equivalent to 20% of the New Common Stock to be outstanding on the Effective Date and (b) the releases set forth in Section 11.7 of the Plan.


                                  UNDERWRITERS

6.       UNDERWRITERS

         (a) The following table lists the name and complete mailing address of the sole person who, within the last three years, has acted as principal underwriter of any security of the Company which is outstanding as of the date of this application, and the title of each class of securities underwritten.

                                    TITLE OF SECURITY
         NAME AND ADDRESS           UNDERWRITTEN

         Tucker Anthony             $30,800,000 Charleston County, South Carolina 6.95% Industrial Revenue
         One Beacon Street          Refunding Bonds, Series 1997, due 2028 originally issued on August 21, 1997,
         Boston, MA 02108           and remarketed on April 1, 1999

         Tucker Anthony             $115,000,000 Peninsula Ports Authority of Virginia 6.90% Port Facility
         One Beacon Street          Refunding Revenue Bonds, Series 1997, due 2022 originally issued on August 20, 1997,
         Boston, MA 02108           and remarketed on April 1, 1999.

         (b)      Not applicable.

7.       CAPITALIZATION

         (a) The authorized and outstanding capital stock and debt securities of the Company as of January 25, 2002 were as follows:

                  TITLE OF CLASS                     AMOUNT AUTHORIZED              AMOUNT OUTSTANDING

                  Common Stock, par value $0.01      150,000                        52,802
                  Senior Notes                       $200,000,000                   $200,000,000
                  Senior Subordinated Notes          $225,000,000                   $150,000,000


        (b) The current holders of common stock are entitled to one vote for each share held of record on all matters voted upon by stockholders, and a majority vote is required for all action to be taken by stockholders. Cumulative voting of shares is not allowed. No holder of any other securities of the Company is entitled to vote on matters submitted to a vote of stockholders. The Company will not issue common stock on the date of the consummation of the Plan, but will convert to a limited liability company ("LLC") (either a sole-member LLC or an LLC with AEI as the single or managing member)

                Under the Plan, the Company's existing common stock will be cancelled as of the date of the consummation of the Plan.


                              INDENTURE SECURITIES


ITEM 8. ANALYSIS OF INDENTURE PROVISIONS

The following is a general description of certain provisions of the Indenture. The description is qualified in its entirety by reference to the form of Indenture filed as Exhibit T3C hereto. Capitalized terms used below and not defined herein have the meanings given to such terms in the Indenture.

         EVENTS OF DEFAULT; WITHHOLDING OF NOTICE

         Each of the following shall constitute an Event of Default under the
Indenture: (i) the Company or any Guarantor shall default for 30 days in the payment when due of interest on the New Debt Securities; (ii) the Company or any Guarantor shall default in the payment of all or any part of the principal, or premium, if any, on the New Debt Securities when and as the same becomes due and payable at maturity, upon redemption, by acceleration, or otherwise (including, without limitation, in connection with an Asset Sale Offer); (iii) the Company or any of its Subsidiaries shall fail for 30 days to observe or perform in all material respects its duties, obligations and covenants set forth in the Indenture; (iv) the Company or any of its Subsidiaries shall fail to observe or perform in all material respects any other covenant or agreement on the part of the Company or such Subsidiary contained in the New Debt Securities, the Security Documents or the Indenture if such failure is not remedied within 45 days after written notice is given to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of the New Debt Securities then outstanding, specifying such default, requiring that it be remedied and stating that such notice is a Notice of Default; (v) the breach by the Company or any Guarantor of any material representation or warranty or agreement in the Security Documents, the repudiation by the Company or any Guarantor of any of its obligations under the Security Documents or the unenforceability of all or any part of the Security Documents against the Company or any Guarantor for any reason; (vi) the Company or any of its Subsidiaries shall default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness by the Company or any of its Subsidiaries (or the payment of which is guaranteed by the Company or any of its Subsidiaries) whether such Indebtedness or guarantee exists at the time the Indenture is entered into or is created thereafter if such default: (a) is caused by a failure to pay principal of or premium, if any, or interest on such Indebtedness prior to the expiration of the grace period provided for in the documentation governing such Indebtedness on the date of such default (a "Payment Default"); or (b) results in the acceleration of such Indebtedness prior to its stated maturity; and (c) in the case of each of clauses (a) and (b) above, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $10 million or more; (vii) one or more final, non-appealable judgments or orders (or other similar process) shall be rendered against the Company or any of its Subsidiaries involving, in any single case or in the aggregate, an amount in excess of a dollar amount to be determined by the parties prior to the execution of the Indenture in the case of a money judgment, to the extent not covered by insurance; (viii) except as permitted by the Indenture, any Guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any Guarantor, shall deny or disaffirm its obligations under its Note Guarantee;
(ix) one or more of the Company and its Subsidiaries shall have entered into one or more consent or settlement decrees or agreements or similar arrangements with a Governmental Authority or one or more judgments, orders, decrees or similar actions shall have been entered against one or more of the Company and its Subsidiaries based on or arising from the violation of or pursuant to any Environmental Law, or the generation, storage, transportation, treatment, disposal or Release of any Contaminant and, in connection with all the foregoing, the Company and its Subsidiaries are likely to incur Environmental Liabilities and Costs in excess of a dollar amount to be determined by the parties prior to the execution of the Indenture in the aggregate; (x) (A) the Company or any of its Significant Subsidiaries (as defined in Article I, Rule 1-02 of Regulation S-X promulgated pursuant to the Securities Act) shall generally not pay its debts as such debts become due, shall admit in writing its inability to pay its debts generally or shall make a general assignment for the benefit of creditors, (B) any proceeding shall be instituted by or against the Company or any Significant Subsidiary seeking to adjudicate it a bankrupt or insolvent, or seeking liquidation, winding up, reorganization, arrangement, adjustment, protection, relief or composition of it or its debts, under any Requirement of Law relating to bankruptcy, insolvency or reorganization or relief of debtors, or seeking the entry of an order for relief or the appointment of a custodian, receiver, conservator, trustee or other similar official for it or for any substantial part of its property; PROVIDED, HOWEVER, that, in the case of any such proceedings instituted against the Company or any Significant Subsidiary (but not instituted by the Company or any Significant Subsidiary), either such proceedings shall remain undismissed or unstayed for a period of 60 consecutive days or more or any action sought in such proceedings shall occur or (C) the Company or any of its Significant Subsidiaries shall take any corporate action to authorize any action set forth in clauses (A) and (B) above; or (xi) an ERISA Event shall occur and the amount of all liabilities and deficiencies resulting therefrom, whether or not assessed, exceeds a dollar amount to be determined by the parties prior to the execution of the Indenture in the aggregate.

         If a Default or Event of Default occurs and is continuing and if it is known to a Responsible Officer of the Trustee, the Trustee shall mail to Holders of New Debt Securities a notice of the Default or Event of Default within 90 days after it occurs. Except in the case of a Default or Event of Default in payment on any New Debt Security pursuant to the Indenture, the Trustee may withhold the notice if and so long as a committee of its Responsible Officers in good faith determines that withholding the notice is in the interests of the Holders of the New Debt Securities.

         The Holders of a majority in aggregate principal amount of the New Debt Securities then outstanding may, by notice to the Trustee, on behalf of the Holders of all of the New Debt Securities, waive any existing Default or Event of Default and its consequences under the Indenture (including any acceleration, other than an automatic acceleration resulting from an Event of Default under the Indenture) except a continuing Default or Event of Default in the payment of interest on, or the principal of, the New Debt Securities (other than as a result of an acceleration), and payments required under the Indenture, which shall require the consent of all of the Holders of the New Debt Securities then outstanding.

         At any time when a Default or Event of Default shall have occurred and be continuing and the maturity of the New Debt Securities shall have been accelerated (whether by declaration or otherwise) and the Trustee shall have delivered a notice of acceleration to the Collateral Agent (unless the Trustee is the Collateral Agent, in which case no such notice shall be required), no release of Collateral pursuant to the provisions of the Security Documents shall be effective as against the Holders of New Debt Securities.

         AUTHENTICATION AND DELIVERY OF NEW DEBT SECURITIES; APPLICATION OF PROCEEDS

         An Officer shall sign the New Debt Securities for the Company by manual or facsimile signature. The Company's seal shall be reproduced on the New Debt Securities and may be in facsimile form.

         If an Officer whose signature is on a New Debt Security no longer holds that office at the time a New Debt Security is authenticated, the New Debt Security shall nevertheless be valid. A New Debt Security shall not be valid until authenticated by the manual signature of the Trustee. The signature shall be conclusive evidence that the New Debt Security has been authenticated under the Indenture.

         The Trustee shall, upon a written order of the Company signed by an Officer directing the Trustee to authenticate the New Debt Securities, authenticate New Debt Securities for original issue up to the aggregate principal amount stated in paragraph (d) of the New Debt Securities. The aggregate principal amount of New Debt Securities outstanding at any time may not exceed such amount except as provided in the Indenture.

         The Trustee may (at the Company's expense) appoint an authenticating agent acceptable to the Company to authenticate New Debt Securities. An authenticating agent may authenticate New Debt Securities whenever the Trustee may do so. Each reference in the Indenture to authentication by the Trustee includes authentication by such agent.

         An authenticating agent has the same rights as an Agent to deal with the Company or an Affiliate of the Company.

         There will be no proceeds (and therefore no application of proceeds from the issuance of the New Debt Securities) because the New Debt Securities will be issued as part of an exchange for currently outstanding indebtedness under the Plan.

         RELEASE OR SUBSTITUTION OF PROPERTY

         Subject to certain conditions, certain assets of the Company defined as Collateral in the Security Agreement may be released from any lien and security interest created by the Security Agreement, any intellectual property security agreements and other documents and agreements reasonably required by the Trustee pursuant to which the Collateral shall be pledged (the "Security Documents") at any time or from time to time in accordance with the provisions of the Security Documents and as provided under the Indenture. Upon the request of the Company pursuant to an Officer's Certificate certifying that all conditions precedent to such release under the Indenture and under the Security Documents have been met, the agent responsible for releasing such collateral (the "Collateral Agent") shall so release it. Upon receipt of the appropriate officer's certificate, the Collateral Agent shall (at the sole cost and expense of the Company) execute, deliver or acknowledge any necessary or proper instruments of termination, satisfaction or release to evidence the release of any Collateral permitted to be released pursuant to the Indenture or the Security Documents.

         No Collateral shall be released from the relevant lien and security interest created by the Security Documents pursuant to the provisions of the Security Documents unless there shall have been delivered to the Collateral Agent the certificate required by the Indenture.

         If the Trustee is not the Collateral Agent, upon the payment in full of all obligations under the Indenture of the Company under the Indenture and the New Debt Securities, or upon the Company having paid and discharged the entire Indebtedness represented by the outstanding New Debt Securities, the Trustee shall, at the request of the Company, deliver a certificate to the Collateral Agent stating that such obligations under the Indenture have been paid in full, and instruct the Collateral Agent to release the Liens pursuant to the Indenture and the Security Documents.

         SATISFACTION AND DISCHARGE

         The Indenture shall be discharged and shall cease to be of further effect as to all New Debt Securities issued thereunder, when:

         (1) either: (a) all New Debt Securities that have been authenticated (except lost, stolen or destroyed New Debt Securities that have been replaced or paid and New Debt Securities for whose payment money has theretofore been deposited in trust and thereafter repaid to the Company) have been delivered to the Trustee for cancellation; or (b) all New Debt Securities that have not been delivered to the Trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or shall become due and payable within one year and the Company or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as shall be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the New Debt Securities not delivered to the Trustee for cancellation for principal, premium and accrued interest to the date of maturity or redemption;

         (2) no Default or Event of Default shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit and such deposit shall not result in a breach or violation of, or constitute a default under, any other instrument to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound;

         (3) the Company or any Guarantor has paid or caused to be paid all sums payable by it under the Indenture; and

         (4) the Company has delivered irrevocable instructions to the Trustee under the Indenture to apply the deposited money toward the payment of the New Debt Securities at maturity or the redemption date, as the case may be.

         STATEMENT AS TO COMPLIANCE

         The Company and each Guarantor (to the extent that such Guarantor is so required under the TIA) shall deliver to the Trustee, within 90 days after the end of each fiscal year, an Officer's Certificate stating that a review of the activities of the Company and its Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officers with a view to determining whether each has kept, observed, performed and fulfilled its obligations under the Indenture, and further stating, as to each such Officer signing such certificate, that, to the best of his or her knowledge, each entity has kept, observed, performed and fulfilled each and every covenant contained in the Indenture and is not in default in the performance or observance of any of the terms, provisions and conditions of the Indenture (or, if a Default or Event of Default shall have occurred, describing all such Defaults or Events of Default of which he or she may have knowledge and what action the Company is taking or proposes to take with respect thereto) and that, to the best of his or her knowledge, no event has occurred and remains in existence by reason of which payments on account of the principal of, premium or interest on the New Debt Securities is prohibited or if such event has occurred, a description of the event and what action the Company is taking or proposes to take with respect thereto.

         So long as not contrary to the then current recommendations of the American Institute of Certified Public Accountants, in connection with the year-end financial statements delivered pursuant to the Indenture, the Company shall use its best efforts to deliver a written statement of the Company's independent public accountants (who shall be a firm of established national reputation) that in making the examination necessary for certification of such financial statements, nothing has come to their attention that would lead them to believe that the Company has violated any provisions of Article 4 or Article 5 under the Indenture or, if any such violation has occurred, specifying the nature and period of existence thereof, it being understood that such accountants shall not be liable directly or indirectly to any Person for any failure to obtain knowledge of any such violation.

         The Company shall, so long as any of the New Debt Securities are outstanding, deliver to the Trustee, forthwith upon any Officer becoming aware of any Default or Event of Default, an Officer's Certificate specifying such Default or Event of Default and what action the Company is taking or proposes to take with respect thereto.

         The Company shall deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Company shall upon becoming aware of any Default or Event of Default, deliver to the Trustee a statement specifying such Default or Event of Default and the action the Company has determined to take in respect thereof.

         The Company must deliver an Officer's Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied under the Indenture.

9.      OTHER OBLIGORS

                  See Item 3, "Affiliates." Each wholly owned subsidiary of the Company shall serve as a guarantor under the New Debt Securities. The mailing address of each guarantor is: 2000 Ashland Drive, Ashland, Kentucky 41101.


         Contents of application for qualification. This application for qualification comprises:

         (a)      Pages numbered 1 to 12, consecutively.


         (b) The statement of eligibility and qualification on Form T-1 of Wells Fargo Bank Minnesota, National Association, as Trustee under the Indenture to be qualified (separately bound).

         (c) The following Exhibits in addition to those filed as part of the Form T-1 statement of eligibility and qualification of such trustee:

Exhibit T3A       Certificate of Incorporation of the Company, Certificate
                  of Amendment to the Certificate of Incorporation of the Company, dated June 25, 1998, and Certificate of Amendment to the Certificate of Incorporation of the Company, dated August
                  3, 1998.

Exhibit T3B       Bylaws of the Company.

Exhibit T3C       Form of Indenture between the Company, the Guarantors
                  named therein and Wells Fargo Bank Minnesota, National
                  Association, as Trustee.

Exhibit T3D       Not applicable.

Exhibit T3E       (1) Solicitation and Disclosure Statement, dated
                  January 28, 2002; and

                  (2) Ballot for holders of claims under the Second Amended and Restated Credit Agreement dated as of June 15, 2000, as amended, among the Company, as Borrower, AEI and certain AEI subsidiaries as Guarantors, the Administrative Agent named therein and the Lenders signatory thereto.

Exhibit T3F       Cross-reference sheet.

                                    SIGNATURE

                  Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, AEI Resources, Inc., a corporation organized and existing under the laws of Delaware, has fully caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of New York and State of New York, on the 28th day of January, 2002.

(Seal)                                           AEI Resources, Inc.



Attest: ____________________                     By: /s/ Michael Nemser
                                                    ______________________
                                                    Name:
                                                    Title: